Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that at the sixth extraordinary meeting of the second session of the employee representative meeting of the Company, Mr. Song Ping has been elected as an Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company. The qualification of Mr. Song Ping as a Supervisor is still subject to the approval of the China Insurance Regulatory Commission (the “CIRC”).

The biographical details of Mr. Song Ping are set out below:

Mr. Song Ping, born in June 1964, is currently the General Manager of the Administration Office of the Company. From 2006 to 2017, he successively served as an Assistant to the General Manager of the Development and Reform Department, an Assistant to the General Manager of the Beijing Branch, the Deputy General Manager of the Law and Compliance Department, the Deputy General Manager of the Human Resources Department, and the General Manager of the E-Commence Department of the Company. From 1999 to 2006, he successively served as the Division Chief of the Agents Management Department, the Individual Insurance Department and the Group Insurance Department of the Company. Mr. Song Ping graduated from Peking University in July 1987 majoring in literature with a Bachelor of Arts.

Mr. Song Ping will enter into a service contract with the Company. The term of office of Mr. Song Ping shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Supervisory Committee. He is eligible for re-election upon expiry of his term.

The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company. As an Employee Representative Supervisor of the Company, Mr. Song Ping will not receive any supervisor’s fee from the Company but will receive corresponding remuneration in accordance with his position in the Company, including basic salary, performance-based salary, bonus and allowance.

Save as disclosed above, Mr. Song Ping has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Song Ping does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Commission File Number 001-31914

Further, there is nothing in respect of the election of Mr. Song Ping that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 January 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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